Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Unaudited Condensed Interim Consolidated Statements of Financial Position	F-2

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-3

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	F-4 – F-5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-8 – F-11

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	June 30,		December 31,
	2025	2024	2024

Cash and cash equivalents	1,059	3,790	9,155
Short-term bank deposits	31,377	25,425	34,006
Trade receivables	5,012	2,922	4,800
Inventories	3,843	3,210	2,692
Other receivables	1,788	1,966	1,510
Total current assets	43,079	37,313	52,163

Other receivables	37	238	-
Long-term restricted bank deposits	453	453	439
Property, plant and equipment	15,724	12,308	14,132
Right-of-use assets	7,642	6,852	6,663
Intangible assets	66	132	99
Total non-current assets	23,922	19,983	21,333

Total assets	67,001	57,296	73,496

Current maturities of long-term liabilities	822	1,496	612
Warrants	18,992	14,902	17,092
Trade payables and accrued expenses	5,880	2,745	5,281
Other payables	3,377	3,468	3,556
Total current liabilities	29,071	22,611	26,541

Grants received in advance	758	-	736
Liabilities in respect of IIA grants	8,504	8,009	8,149
Liabilities in respect of TEVA	-	1,962	-
Lease liabilities	8,070	6,355	6,513
Severance pay liability, net	479	490	404
Total non-current liabilities	17,811	16,816	15,802

Total liabilities	46,882	39,427	42,343

Shareholders' equity:
Ordinary shares of NIS 0.07 par value:
Authorized: 20,000,000 shares as of June 30, 2025; December 31, 2024 and June 30, 2024; Issued and Outstanding: 10,875,631 as of June 30, 2025; 10,793,057 as of December 31, 2024 and 9,286,252 as of June 30, 2024	216	186	215
Share premium	239,014	208,547	235,995
Foreign currency translation adjustments	(21)	(8)	(11)
Accumulated deficit	(219,090)	(190,856)	(205,046)
Total equity	20,119	17,869	31,153

Total liabilities and equity	67,001	57,296	73,496

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
Revenues from sale of products	3,162	3,202	1,754	1,506	6,832
Revenues from development services	6,314	6,727	3,874	3,504	13,135
Revenues from license agreements and royalties	187	98	80	53	255
Total revenues	9,663	10,027	5,708	5,063	20,222

Cost of revenues from sale of products	2,412	3,144	1,302	1,558	6,440
Cost of revenues from development services	5,156	5,821	3,056	3,055	11,128
Cost of revenues from license agreements and royalties	15	8	8	3	20
Total cost of revenues	7,583	8,973	4,366	4,616	17,588

Gross profit	2,080	1,054	1,342	447	2,634

Research and development	6,377	3,368	3,491	1,898	8,878
Selling and marketing	2,749	2,403	1,462	1,224	4,936
General and administrative	3,891	3,501	2,105	1,809	8,202
Other expenses	4	-	-	-	18
Total operating expenses	13,021	9,272	7,058	4,931	22,034

Operating loss	(10,941)	(8,218)	(5,716)	(4,484)	(19,400)

Financial income	925	1,171	429	582	2,048
Financial expenses	(3,985)	(8,965)	(7,993)	(2,405)	(12,811)
Financing expenses, net	(3,060)	(7,794)	(7,564)	(1,823)	(10,763)

Loss before taxes on income	(14,001)	(16,012)	(13,280)	(6,307)	(30,163)

Taxes on income	(43)	(22)	(38)	2	(61)
Net loss	(14,044)	(16,034)	(13,318)	(6,305)	(30,224)

Other comprehensive income (loss):

Foreign currency translation adjustments	(10)	10	(11)	2	7

Total comprehensive loss	(14,054)	(16,024)	(13,329)	(6,303)	(30,217)

Loss per share data:

Basic and diluted net loss per share	(1.30)	(1.73)	(1.23)	(0.68)	(3.03)

Number of shares used in calculating basic and diluted loss per share	10,816,990	9,256,862	10,835,251	9,279,370	9,959,723

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance as of April 1, 2025	215	236,839	(10)	(205,772)	31,272

Loss for the period	-	-	-	(13,318)	(13,318)
Other comprehensive loss	-	-	(11)	-	(11)
Total comprehensive loss	-	-	(11)	(13,318)	(13,329)
Exercise of options and warrants	1	1,313	-	-	1,314
Share-based compensation	-	862	-	-	862

Balance as of June 30, 2025 (unaudited)	216	239,014	(21)	(219,090)	20,119

Balance as of April 1, 2024	185	207,575	(10)	(184,551)	23,199

Loss for the period	-	-	-	(6,305)	(6,305)
Other comprehensive income	-	-	2	-	2
Total comprehensive income (loss)	-	-	2	(6,305)	(6,303)
Exercise of options and warrants	1	214	-	-	215

Share-based compensation	-	758	-	-	758

Balance as of June 30, 2024 (unaudited)	186	208,547	(8)	(190,856)	17,869

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance as of December 31, 2024 (audited)	215	235,995	(11)	(205,046)	31,153
Loss for the period	-	-	-	(14,044)	(14,044)
Other comprehensive loss			(10)	-	(10)
Total comprehensive loss	-	-	(10)	(14,044)	(14,054)
Exercise of options and warrants	1	1,313	-	-	1,314
Share-based compensation	-	1,706	-	-	1,706
Balance as of June 30, 2025 (unaudited)	216	239,014	(21)	(219,090)	20,119

Balance as of December 31, 2023 (audited)	184	206,251	(18)	(174,822)	31,595
Loss for the period	-	-	-	(16,034)	(16,034)
Other comprehensive loss	-	-	10	-	10
Total comprehensive income (loss)	-	-	10	(16,034)	(16,024)
Exercise of options and warrants	2	1,026	-	-	1,028
Share-based compensation	-	1,270	-	-	1,270
Balance as of June 30, 2024 (unaudited)	186	208,547	(8)	(190,856)	17,869

Balance as of December 31, 2023 (audited)	184	206,251	(18)	(174,822)	31,595

Net loss	-	-	-	(30,224)	(30,224)
Other comprehensive income	-	-	7	-	7
Total comprehensive income (loss)	-	-	7	(30,224)	(30,217)
Exercise of options and warrants	3	2,132	-	-	2,135
Issuance of ordinary shares, net of issuance expenses	28	24,474	-	-	24,502
Share-based compensation	-	3,138	-	-	3,138
Balance as of December 31, 2024 (audited)	215	235,995	(11)	(205,046)	31,153

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
Cash flows from operating activities:
Net loss	(14,044)	(16,034)	(13,318)	(6,305)	(30,224)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	752	725	394	357	1,483
Share-based compensation	1,706	1,270	862	758	3,138
Revaluation of warrants accounted at fair value	2,377	8,007	6,647	1,927	10,704
Revaluation of liabilities in respect of IIA grants	446	470	203	237	752
Revaluation of liabilities in respect of TEVA	-	206	-	99	770
Financing (income) expenses and exchange differences of lease liability	943	17	938	(11)	487
Increase (decrease) in severance pay liability, net	75	48	48	13	(30)
Other expenses	4	-	-	-	18
Financial income, net	(942)	(918)	(424)	(405)	(2,039)
Un-realized foreign currency loss (gain)	(21)	78	(6)	11	47
	5,340	9,903	8,662	2,986	15,330
Changes in asset and liability items:
Decrease (increase) in trade receivables	(217)	753	(1,671)	876	(1,141)
Decrease (increase) in inventories	(1,151)	(345)	(263)	103	187
Decrease (increase) in other receivables	(341)	(574)	37	(459)	120
Increase (decrease) in trade payables and accrued expenses	691	(1,900)	794	(530)	406
Increase in grants received in advance	-	-	-	-	1,181
Increase (decrease) in other payables	(144)	(34)	3	(294)	517
	(1,162)	(2,100)	(1,100)	(304)	1,270

Net cash used in operating activities	(9,866)	(8,231)	(5,756)	(3,623)	(13,624)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024

Cash flows from investing activities:

Purchase of property and equipment	(2,008)	(4,275)	(1,049)	(3,016)	(6,273)
Interest received	585	1,127	319	522	2,252
Proceeds from (investment in) short-term bank deposits, net	2,985	4,209	5,635	5,339	(4,376)

Net cash provided by (used in) investing activities	1,562	1,061	4,905	2,845	(8,397)

Cash flows from financing activities:

Repayment of leases liabilities	(537)	(458)	(289)	(214)	(928)
Proceeds from exercise of warrants and share options	838	610	838	111	1,210
Proceeds from issuance of shares	-	-	-	-	22,165
Repayment of IIA grants	(114)	(120)	-	-	(219)
Repayment of liabilities in respect of TEVA	-	(834)	-	-	(2,834)

Net cash provided by (used in) financing activities	187	(802)	549	(103)	19,394

Exchange rate differences on cash and cash equivalent balances	21	(104)	2	(15)	(84)

Decrease in cash and cash equivalents	(8,096)	(8,076)	(300)	(896)	(2,711)

Balance of cash and cash equivalents at the beginning of the period	9,155	11,866	1,359	4,686	11,866

Balance of cash and cash equivalents at the end of the period	1,059	3,790	1,059	3,790	9,155

Supplement disclosure of non-cash transactions:
ROU asset, net, recognized with corresponding lease liability	1,254	365	1,080	-	479
Purchase of property and equipment in trade payables	(249)	(142)	(91)	(43)	(344)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. was incorporated in Israel in January 2000. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, Nexobrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each country of India, Switzerland and Japan. In addition, it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and/or full-thickness thermal burns.

The Company commercializes Nexobrid globally through multiple sales channels.

The Company sells Nexobrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.

The Company has established local distribution channels in multiple international markets, including Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

In the United States, the Company entered into an exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize Nexobrid in North America. On September 21, 2023, the Company announced the U.S. commercial availability of Nexobrid for the removal of eschar in adults with deep partial and/or full-thickness thermal burns.

In August 2024, the Company announced that the FDA has approved a pediatric indication for NexoBrid allowing for eschar removal in pediatric patients aged newborn through eighteen with deep partial and/or full-thickness thermal burns. With this FDA approval, NexoBrid is now authorized for use in the U.S. for all age groups, aligning with its approvals in the European Union and Japan.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

In February 2025, the Company announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The company’s headquarters, manufacturing and R&D facilities are located in Israel.

On June 13, 2025, Israel launched Operation “Rising Lion”, a direct military campaign targeting Iranian nuclear and military infrastructure in response to escalating threats posed by Iran’s long-range missile deployment and intelligence reports indicating imminent coordinated attacks. The United States joined Israel in this military action. A ceasefire between Israel and Iran was declared by the United States on June 24, 2025. Currently, activities in Israel remain largely unaffected. During the period ended June 30, 2025, the impact on the company’s results of operations and financial condition was immaterial.

e.	BARDA Contracts:

In September 2015, the Company was awarded BARDA Contract for treatment of thermal burn injuries. This contract was amended multiple times to extend its term until September 2024 and its total value, up to a total amount of $175,000 as of the end of 2023. On May 11, 2024, the company signed an extension to the contracts with BARDA until September 2025.

As of June 30, 2025, the Company has recognized approximately $98,242 in total funding from BARDA under the first contract, and an additional $16,500 for procurement of Nexobrid for U.S. emergency preparedness, which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement.

f.	DOD and MTEC contracts:

On February 17, 2022, the Company was entered into a contract with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), to develop Nexobrid as a non-surgical solution for field-care burn treatment for the U.S. Army. The contract provides funding up to $2,727.

During 2023, the DoD through MTEC awarded the Company additional funding of $9,117 in addition, the company was awarded directly through MTEC funding of $1,190, to advance the development of a new temperature stable formulation of Nexobrid. In May 2024 the Company was awarded additional funding of $1,557 from the DoD through MTEC. In April 2025 the Company was awarded additional funding of $937 from the DoD through MTEC. The total funding from the DoD and MTEC is $15,528.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General (Cont.)

g.
The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to June 30, 2025, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $219.1 million.

The Company believes that its existing cash and cash equivalents, and bank deposits of $32.9 million as of June 30, 2025, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

Note 2:	Material Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six and three months ended June 30, 2025, have been prepared in accordance with IAS 34 "Interim Financial Reporting".

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2024 (hereinafter – “the annual financial statements”). These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 13, 2025.

b.	Use of judgements and estimates:

In preparing these interim financial statements, management has made judgements and estimates about the future, including climate- related risks and opportunities, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Note 3:	Equity

1.
On February 11, 2025, the Board of Directors of the Company approved the granting of 242,550 shares and 21,950 RSUs to employees, officers, and board members. The share options have an exercise price of $18.54 per share and will vest over a period of 1 to 4 years. The fair value of the options and RSUs granted at the grant date was $2,907.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 3:	Equity (Cont.)

2.	On May 25, 2025; 50,000 Series A warrants were exercised to the Company ordinary shares at an exercise price of $13.475 per ordinary share, in accordance with the terms of the Series A warrants.

The fair value of the warrants which are classified as current liabilities was measured by using the Black and Scholes model. The following inputs were used to determine the fair value:

Contractual period of warrants–1.41 years.
Expected volatility – 61.2%
Risk-free interest rate – 3.86%
Expected dividend yield – 0%.

	Jun-30		Dec-31
	2025	2024	2024

Balance as of January 1	17,092	7,296	7,296
Exercise of warrants	(477)	(401)	(908)
Revaluation of warrants accounted at fair value	2,377	8,007	10,704
Balance at the end of the period	18,992	14,902	17,092

Note 4:	Subsequent events

1.
In July 2025, a total of 132,143 Series A warrants were exercised into the Company’s ordinary shares at an exercise price of $13.475 per share, pursuant to the terms of the Series A warrants. The warrant exercises resulted in proceeds of $1,781. As of the date of this report, 2,341,114 Series A warrants remain outstanding and exercisable.

2.	In July 2025 the Company was awarded additional funding of $2,715 from the DoD through MTEC. The total funding from the DoD and MTEC is $18,243.